FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549



                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934




                                  INFOVISTA SA
                                  ------------
             (Exact Name of Registrant as Specified in its Charter)

                6, rue de la Terre de Feu, 91940 Les Ulis, France
                -------------------------------------------------
                    (Address of principal Executive Offices)





     (Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

                           Form 20-F__X__                     Form 40-F_____


     (Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of
1934)

                           Yes_____                           No__X__


     (If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): __________)

                                   ENCLOSURES


     InfoVista SA (the "Company") is furnishing under cover of Form 6-K a "Bulletin d'Annonces Legales et Officielles" (BALO) publication for its three months ended December 31, 2001 consolidated revenues.

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                        INFOVISTA SA

Dated: February 1st, 2002               By : /s/ ALAIN TINGAUD
                                        Alain TINGAUD
                                        Chairman and Chief Executive Officer

InfoVista SA
------------

{{ Societe anonyme }} with share capital of 10,722,070.44 Euros.
Registered Office : 6, rue de la Terre de Feu, 91952 COURTABOEUF Cedex 334 088 275 R.C.S. Evry



                                 Consolidated revenues (in Euros)

                                   -------------------------------------------- -----------------
                                                   Fiscal year                       Variation
                                   -------------------------------------------- -----------------
                                         2001/2002             2000/2001
                                   ---------------------- --------------------- -----------------
---------------------------------- ---------------------- --------------------- -----------------
1st Quarter                                6,508,635             5,366,458             21.28%
from July 1st to September 30,
---------------------------------- ---------------------- --------------------- -----------------
2nd Quarter                                7,729,703             7,072,509             9.29%
from October 1st to December 31,
---------------------------------- ---------------------- --------------------- -----------------

---------------------------------- ---------------------- --------------------- -----------------
Total                                     14,238,338            12,438,967             14.47%
---------------------------------- ---------------------- --------------------- -----------------



                                   Revenue by country (in Euros)

                                   -------------------------------------------- -----------------
                                               Three months ended                    Variation
                                   -------------------------------------------- -----------------
                                       Dec. 31, 2001         Dec. 31, 2000
                                   ---------------------- --------------------- -----------------

---------------------------------- ---------------------- --------------------- -----------------
Europe                                     4,119,562             3,151,460             30.72%
---------------------------------- ---------------------- --------------------- -----------------
America                                    3,036,055             3,454,395            (12.11)%
---------------------------------- ---------------------- --------------------- -----------------
Asia                                         574,086               466,654             23.02%
---------------------------------- ---------------------- --------------------- -----------------

---------------------------------- ---------------------- --------------------- -----------------
Total                                      7,729,703             7,072,509             9.29%
---------------------------------- ---------------------- --------------------- -----------------



                                    Revenue analysis (in Euros)

                                   -------------------------------------------- -----------------
                                               Three months ended                    Variation
                                   -------------------------------------------- -----------------
                                       Dec. 31, 2001         Dec. 31, 2000
                                   ---------------------- --------------------- -----------------

---------------------------------- ---------------------- --------------------- -----------------
Licenses                                   5,176,434             5,067,721             2.15%
---------------------------------- ---------------------- --------------------- -----------------
Services                                   2,553,269             2,004,788             27.36%
---------------------------------- ---------------------- --------------------- -----------------

---------------------------------- ---------------------- --------------------- -----------------
Total                                      7,729,703             7,072,788             9.29%
---------------------------------- ---------------------- --------------------- -----------------